Exhibit 99.1

Fitness Industry Icon Mark Mastrov Joins Alta Global Group Advisory Board Alongside UFC Gym CEO Adam Sedlack

Highlights

●	Mark Mastrov, founder of 24-Hour Fitness & UFC Gym, joins the Alta Global Group Advisory Board.

●	Adam Sedlack, CEO of UFC Gym, also joins the Advisory Board, bringing two of the most prominent leaders in the US fitness industry to Alta.

●	These appointments come as Alta embarks on its next phase of growth, with Mastrov and Sedlack’s considerable expertise expected to play a key role in scaling Alta’s products and programs globally.

●	Alta recently announced its first enterprise partnership with UFC Gym, rolling out its programs and products across 150+ UFC gyms worldwide.

●	This announcement follows recent news that MMA superstar Conor McGregor has joined Alta as global ambassador and increased his ownership stake adding further momentum to Alta’s growth.

●	Mastrov and Sedlack will join existing Advisory Board members Todd Ruppert, former CEO and President of T. Rowe Price Global Investment Services, and Andy Stewart, Industry Partner of Motive Partners and former Co-CEO of Blackrock Alternative Investments.

New York, NY / Accesswire / September 25, 2024 – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company with a vision of converting 640 million fans to participants, today announced that 24-Hour Fitness & Fitness Industry Icon, Mark Mastrov, has joined the Alta Global Group Advisory Board. Joining him is Adam Sedlack, CEO of UFC Gym, further enhancing the advisory board’s strength with two of the most prominent leaders in the US fitness industry.

Both Mastrov and Sedlack bring extensive expertise and credibility to Alta’s advisory board as the company embarks on its next phase of growth. Their support is a significant endorsement of Alta’s business model, and their industry knowledge is expected to play a pivotal role in scaling Alta’s innovative products and programs globally.

These appointments further bolster Alta’s two recent announcements, including its first enterprise partnership with UFC Gym group which will see Alta rolling out its programs and products to 150+ UFC gyms globally and its announcement that iconic MMA superstar Conor McGregor has joined as global ambassador and increased his ownership stake of Alta.

Nick Langton, Founder and CEO of Alta Global Group, commented “Having Mark Mastrov and Adam Sedlack join our advisory board is a powerful vote of confidence in Alta’s vision and strategy. Their combined experience in building and scaling global fitness enterprises will be instrumental in our mission to convert MMA fans into active participants. As we look to expand our reach and impact, their insights will be invaluable in accelerating Alta’s growth and driving our success in the combat sports sector.”

Mark Mastrov, as the founder of 24-Hour Fitness and former owner of the Sacramento Kings, is a highly respected figure in the global fitness community. His vision and leadership transformed 24-Hour Fitness & UFC Gyms into household names, and his extensive industry experience will be a key asset for Alta as it pursues ambitious growth goals.

Adam Sedlack, the CEO of UFC Gym, has also been a leading force in bringing innovative fitness solutions to the market. His leadership of UFC Gym’s global expansion aligns with Alta’s own objectives of delivering innovative combat sports programs to fans worldwide.

Mastrov and Sedlack will join existing Advisory Board members Todd Ruppert, former CEO and President of T. Rowe Price Global Investment Services, and Andy Stewart, Industry Partner of Motive Partners and former Co-CEO of Blackrock Alternative Investments.

ABOUT UFC GYM®

UFC GYM® is the first major brand extension of UFC®, the world’s premier MMA organization, created in alliance with New Evolution Ventures™ (NeV), developers of many of the world’s most successful fitness brands. As the first to unite the benefits of MMA with fitness, the brand is not what you expect, and more than you can imagine. UFC GYM’s TRAIN DIFFERENT® approach provides members with the ultimate fitness experience and programming that secures results for all ages and training levels. With over 150 locations opened and 700 additional locations currently in development globally, UFC GYM has revolutionized the fitness industry and positively impacted countless lives worldwide. UFC GYM offers the opportunity to own and operate a franchise domestically and internationally. For more information, please visit www.ufcgym.com.

Follow UFC GYM through the below platforms:

●	FACEBOOK - Facebook.com/UFCGYM

●	YOUTUBE - Youtube.com/UFCGYM

●	INSTAGRAM, TIKTOK & X - @UFCGYM

ABOUT ALTA GLOBAL GROUP LIMITED

Alta Global Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Alta currently has three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

For further information about Alta Global Group Limited (NYSE American: MMA), please visit www.altaglobalgroup.com or https://ir.altaglobalgroup.com/news-events/presentations for a copy of our latest corporate presentation.

Follow us on social media via

●	https://www.facebook.com/trainalta

●	https://x.com/altaglobalgroup

●	https://www.instagram.com/trainalta/

●	https://au.linkedin.com/company/trainalta

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

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